

May 2, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Frank Drechsler
Chief Executive Officer
San West, Inc.
10350 Mission Gorge Road
Santee, California 92071

> **Re:** **San West, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 0-28413**
>
> **and**
>
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 6, 2011**
> **File No. 0-28413**

Dear Mr. Drechsler:

We have reviewed your letter dated April 13, 2011, in response to our letter dated January 28, 2011, and Form 10-K for the year ended December 31, 2010 filed on April 6, 2011 and have the following additional comments. Please respond to these comments, provide any additional information as requested, and revise your financial statements accordingly. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Note N-Merger</u>

1. We note from the disclosure in the first paragraph of Note N that HBS, the accounting acquiree, had 21,009,670 shares outstanding as of the effective date of the merger. Given that San West was the accounting acquirer and accounted for the merger with HBS using recapitalization accounting, please explain why the number of shares issued in connection with the merger per the statement of stockholders' equity of 18,945,637 does not agree to the number of HBS's outstanding shares at the date of the merger transaction. Please advise or revise as appropriate.

2. We note from the disclosure included in Note N that the increase in the Dutchess obligation of $327,525 that resulted from the Company's default under the terms of the related obligation has been accounted for by the Company as an adjustment to stockholders' equity. Given that the recognition of such amount resulted from the Company's default under the related debt obligation, we believe that this amount should be reflected as a penalty or interest expense in the Company's financial statements. Furthermore, if the Company believes that the recognition of this increase in the Dutchess obligation is directly related to the merger transaction, we believe it should be treated as a merger expense in the Company's financial statements pursuant to the guidance in ASC 805-10-25-23. Please revise the Company's financial statements for 2009 to reflect the increase in the Dutchess debt obligation as an expense in the Company's financial statements rather than as an adjustment to stockholders' equity.

3. In a related matter, we note from the disclosure on page F-19 that in connection with an amendment to the Dutchess obligation on June 11, 2009, the obligation was amended to allow Dutchess conversion rights whether or not the Company is in default of the finance documents. As the disclosure included on page F-14 indicates that the obligation is convertible at a conversion price equal to 80% of the closing bid price of the Company's common stock on the day prior to the conversion date, please explain why the Company did not recognize a beneficial conversion feature in connection with this amendment to the Dutchess obligation.

4. Please revise the pro forma financial results reflected in Note N to the financial statements to give effect to the restatement to the Company's financial statements for 2009 described in Note O to the Company's financial statements.

Shareholder Loans, page F-19

5. We note that pursuant to the Plan of Merger, certain assets were to transfer to certain parties in satisfaction of 100% of the shareholder loans aggregating $615,975 if after six months from the effective date of the merger, or by December 6, 2009, the Company was unable to sell said assets to a third party. We also note that since the Company was unable to secure the sale of these assets, as of December 31, 2009 they had transferred to certain parties and the Company reduced the carrying value of your assets and liabilities by $65,960 (loss on the disposal of assets) and recognized a $615,975 gain on the forgiveness of debt, respectively. Note that in the event there is a related party relationship with the parties to whom such amounts are payable, the extinguishment transaction between related parties may be more appropriately recognized as a capital transaction pursuant to the guidance in ASC 470-50-40. The extinguishment transaction between the company and individuals may result in a gain, assuming that these individuals are not related parties, officers or promoters. Supplementally furnish us with details regarding your relationship with the aforementioned "certain parties" and explain the nature of the "certain assets" that were transferred along with the identity of the parties to which the assets transferred. Also, please explain how you calculated or determined both the loss on disposal of assets of $65,960 and the $615,975 gain on

forgiveness of debt recognized in your 2009 financial statements. We may have further comment upon reviewing your response.

Statement of Stockholder's Equity

Note K-Capital Stock, page F-15

6. We note several issuances of shares of common stock for services and cash. As it appears that shares issued on similar dates may have been valued differently, please tell us and revise your notes to the financial statements in future filings to disclose the reasons for those differences, and to explain for any shares issued for services whether these transactions were valued at the fair value of the services rendered if more reliably measurable. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Frank Drechsler
(714) 968-6840